SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                       Meridian Medical Technologies, Inc.
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                                (Name of Issuer)

                          COMMON STOCK, $.10 par value
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                         (Title of Class of Securities)

                                   589658103
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                                 (CUSIP Number)


       Robert G. Foster, 4 Milk Street, Portland, ME 04101 (207) 780-0904
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(Name, Address, Telephone  Number of Persons Authorized  to  Receive Notices and
Communications)

                                  April 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                Page 1 of   Pages

     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              Commonwealth Bioventures, Inc.

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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                       (b) [X]

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     3        SEC USE ONLY

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     4        SOURCE OF FUNDS*

              Not Applicable
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     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


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     6        CITIZENSHIP OR PLACE OF ORGANIZATION                 Massachusetts

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      NUMBER OF SHARES                   7          SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                                 0
                                ------------------------------------------------
                                         8          SHARED VOTING POWER

                                                         48,271
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                                         9          SOLE DISPOSITIVE POWER

                                                         0
                                ------------------------------------------------
                                        10          SHARED DISPOSITIVE POWER

                                                         48,271
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               48,271
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                     [ ]

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               1.1%
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     14        TYPE OF REPORTING PERSON*

               CO
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


Schedule 13D                                       Commonwealth Bioventures Inc.


ITEM 2.  IDENTITY AND BACKGROUND.

     The reporting person's name is Commonwealth BioVentures, Inc., a Massachusetts corporation. The reporting person's principal business is that of general partner of BioVenture Partners Limited Partnership, a Delaware limited partnership, which is the general partner of two venture capital funds, Commonwealth BioVentures IV Limited Partnership, a Delaware limited partnership ("Fund IV"), and Commonwealth BioVentures V Limited Partnership, a Delaware limited partnership ("Fund V"). The President and principal stockholder of CBI is Robert Foster, a U.S. citizen. The business address for each of the entities and the individual identified above is 4 Milk Street, Portland, ME 04101.

     During the last five years, none of the entities or the individual identified in the paragraph above have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The number of shares of the Issuer's common stock that the reporting person may be deemed to beneficially own is 48,271 (the "Shares"), representing approximately 1.1% of the reported outstanding shares of the Issuer's common stock as of February 28, 2002. By virtue of the relationships described in Item 2 above among the reporting person, Fund IV, Fund V, BVLP and Mr. Foster, the reporting person shares the power to vote and dispose of (i) 10,484 of the Shares held in the name of Fund IV with Fund IV, BVLP and Mr. Foster, (ii)
36,297 of the Shares held in the name of Fund V with Fund V, BVLP and Mr. Foster, and (iii) 1,490 of the Shares held in the name of BVLP with BVLP and Mr. Foster. The reporting person ceased to be a beneficial owner of more than 5% of the Issuer's common stock between November 30, 2001 and February 28, 2002 as a result of a reported increase in the aggregate number of outstanding shares of the Issuer's common stock between those two dates.

     Fund V, a venture fund, is in its last year of existence and has commenced liquidating fund investments in contemplation of its termination and winding up of its business. On April 1, 2002, Fund V distributed to its limited partners an aggregate of 150,000 shares of the Issuer's common stock registered in Fund V's name in accordance with the terms of Fund V's limited partnership agreement (the "Distribution"). The Distribution was effected solely as part of Fund V's investment liquidation process and was not influenced by or otherwise based upon the reporting person's evaluation of the Issuer's current or anticipated business, financial, or stock price performance.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                               COMMONWEALTH BIOVENTURES, INC.

April 2, 2002                                  By:  /s/ Robert G. Foster
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                                                    Robert G. Foster, President